AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

TEMPLETON GLOBAL INCOME FUND
(Name of Subject Company (Issuer))

TEMPLETON GLOBAL INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

800198106
(CUSIP Number of Class of Securities)

Craig S. Tyle
One Franklin Parkway
San Mateo, CA  94403-1906
(650) 312-2000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /  / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /  / going-private transaction subject to Rule 13e-3.

     /  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     /  / Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     /  / Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

TEMPLETON GLOBAL INCOME FUND 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON GLOBAL INCOME FUND (“GIM”)
ANNOUNCES SELF-TENDER OFFER FOR UP TO 70% OF ITS SHARES

Fort Lauderdale, Florida, October 13, 2021. Templeton Global Income Fund [NYSE: GIM] today announced that its Board of Trustees has authorized an issuer tender offer to purchase for cash up to 93,900,910 of its common shares, representing 70% of its issued and outstanding common shares. The tender offer will commence on Monday, November 8, 2021, and will expire, unless extended, at 11:59 p.m., New York City time, on Tuesday, December 7, 2021. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 99% of the Fund’s net asset value (NAV) per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis.

The Fund may sell portfolio instruments during the tender offer to raise cash for the purchase of common shares.  To the extent that the Fund holds a greater than normal percentage of its net assets in cash and cash equivalents, it may not be able to meet fully its investment goals.

In conjunction with its approval of the tender offer, the Board formally withdrew the previously announced tender offer measurement period (the “Measurement Period”). If the Fund’s shares traded at an average discount from NAV of 8% or more during the Measurement Period, the Board would commence a tender offer for up to 20% of the Fund’s outstanding shares at 98% of NAV. To date, the Fund has traded at an average discount of less than 8% during the Measurement Period.

Upon conclusion of the self-tender offer, the Fund is expected to have sufficient assets to continue to meet its investment goals while also continuing to deliver on its mandate to of providing high current income by paying monthly distributions to shareholders who remain invested in the Fund.

The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 800-342-5236 or on the Fund’s website at:

https://www.franklintempleton.com/investments/options/closed-end-funds/products/146/SINGLCLASS/templeton-global-income-fund-inc/GIM.

Shareholders are advised to read the offer to purchase when it is available, as it contains important information.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund’s annual report for the fiscal year ended December 31, 2020, will be available without cost at the SEC’s website at www.sec.gov or by calling 800-342-5236.

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For further information on Templeton Global Income Fund, please visit our web site at: www.franklintempleton.com

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 165 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company brings extensive capabilities in equity, fixed income, multi-asset solutions and alternatives. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 70 years of investment experience and over $1.5 trillion in assets under management as of  September 30, 2021. For more information, please visit franklintempleton.com.